Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Held Company

MATERIAL FACT

As previously scheduled, Banco Itaú Holding Financeira S.A. (“Itaú”) notifies that it will announce its third quarter Financial Statements for 2008 on November 4, following their review by the independent auditors and approval by the Board of Directors at a meeting to be held on November 3.

Given the current state of the Brazilian and overseas financial and capital markets, Itaú has decided to anticipate the announcement of its principal economic-financial data according to currently available accounting information.

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Itaú’s accumulated net consolidated income for the nine months ending September 2008 was R$ 5.9 billion with an annualized return of 26.3% on average equity. The consolidated stockholders’ equity of R$ 31.6 billion increased 12.8% over September 2007. The solvency ratio at the end of September 2008 was 14.9%.

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Third quarter 2008 net income was R$ 1.8 billion and recurring net income, R$ 2.0 billion in the same period. The accumulated recurring net income for the first nine months of 2008 was R$ 6 billion, corresponding to a growth of 12% compared with the same period in 2007 and an annualized return on equity of 26.8%.

•	Itaú’s consolidated assets increased by 32.9% compared with September 2007, totaling R$ 396.6 billion as at September 30 2008.

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The credit portfolio including endorsements and sureties reported a growth of 44.2% compared to the same period in 2007, recording R$ 164.5 billion. In Brazil, the free credit portfolio – personal accounts segment - advanced 34.5% in relation to September 2007 reaching R$ 66.2 billion, and the corporate segment was up by 55.7% in relation to the same period last year, totaling R$ 79.2 billion.

•	The non-performing loans index was 4.0% in September 2008 as against 4.7% in September 2007, and 4.3% in June 2008.

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The coverage ratio, the result of the division of provisions for doubtful loan losses by the balance for non-performing loans overdue more than 60 days, rose to 147% in the third quarter 2008. Excess provisions for doubtful loan losses were increased by R$ 100 million in the quarter and now total R$ 2.3 billion.

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In the third quarter 2008, total deposits, debentures and assets under management amounted to R$ 374.0 billion, equivalent to an increase of 20.3% compared to September 2007. As at September 30 2008, total outstanding credit operations were equivalent to 92.7% of deposits net of compulsory deposits, debentures and on-lendings.

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The managerial financial margin reported a quarter on quarter increase of 8.6%  (32.1% compared with September 2007) reaching R$ 6,4 billion, a 9.3% increase generated from customers and 3.9% from market.

Itaú has two kinds of foreign exchange-indexed derivatives:

Overseas Investments

All Itaú’s overseas operations are covered by currency hedge operations, there being no exposure to foreign exchange risk. These hedge operations use financial instruments that generate results equivalent to the CDI rate.

The financial margin for this quarter was R$ 295 million, 1.7% more than the preceding quarter and for the accumulated 9-month period, recorded year-on-year growth of 11%.

Itaú BBA’s derivative operations

Itaú BBA offers derivative products of various kinds to its customers for meeting their hedge requirements in line with the characteristics of their activities. Credit approval for a derivatives operation is submitted to the bank’s credit committee, which analyzes the customer’s capacity to settle the contract including under stress situations. Operations executed with customers are immediately neutralized through the BMF to eliminate market risks.

As of October 24, Itaú BBA had outstanding derivative operations of the swap with verification and target forward types with 96 customers. The bank’s total exposure in these products at an exchange rate of R$2.30 per US dollar, for settlement at maturity was R$ 2.4 billion. This is equivalent to an average debt of R$ 25 million per customer, the average exposure of the five largest customers being R$ 184 million. Of the total number of customers, 86 are classified as AA, A or B. The total outstanding value of this exposure corresponds to less than 1.5% of the credit portfolio and less than 0.6% of the conglomerate’s assets.

Only the efficacy of one contract is juridically suspended due to doubts as to completion of the same.

Following a review of the credit risks and after due examination by its attorneys, the conglomerate’s management does not envisage any material impact on its results in the forthcoming quarters.

The conference call for investment analysts will be held on November 5 2008, as announced in www.itauri.com.br.

São Paulo, October 27 2008.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer